





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26775

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Economy Securities, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Mortensen Lane
(No. and Street)

Evansville	Indiana	47715
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Weinzapfel — 812 474-1016
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Weinzapfel _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Economy Securities, Incorporated _____ . as

of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



KRISTIN S MCCOMBS
Notary Public - Seal
Vanderburgh County - State of Indiana
Commission Number NP0628947
My Commission Expires Aug 24, 2027

Signature

ᐯᴇs ᴵᴰᴳ ᐢT

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).

☐ (d) Statement of Changes in Financial Condition.

☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



ECONOMY SECURITIES, INCORPORATED

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2020

CONTENTS



THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Economy Securities, Incorporated

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Economy Securities, Incorporated, as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Economy Securities, Incorporated as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Economy Securities, Incorporated's management. My responsibility is to express an opinion on Economy Securities, Incorporated's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Economy Securities, Incorporated, in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information For Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Economy Securities, Incorporated's financial statements. The supplemental information is the responsibility of Economy Securities, Incorporated's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information For Possession or Control Requirements Under



Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.



Thomas Faust, CPA, LLC
d/b/a/ Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 25, 2021



ECONOMY SECURITIES, INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	99,850
Deposit with clearing organization		20,261
Receivable from broker-dealers and clearing organization		7,276
Other assets		5,395
Total Assets	$	132,782

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	5,600

STOCKHOLDER'S EQUITY

Common stock		70,000
Paid-in capital		35,000
Retained earnings		22,182
Total stockholder's equity		127,182
Total Liabilities and Stockholder's Equity	$	132,782

See Notes to Financial Statements

ECONOMY SECURITIES, INCORPORATED

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2020

	Amount	Percent of total revenues
REVENUES		
Other securities commissions	$ 35,126	40.0
Sale of Investment company shares	48,169	54.8
Other Revenue	4,508	5.1
Interest income	77	0.1
Total revenues	$ 87,880	100.0
EXPENSES		
Employee compensation, taxes, and benefits	34,000	38.7
Legal & professonal fees	6,224	7.1
Clearance and regulatory fees	11,897	13.5
Occupancy	3,000	3.4
Communications and data processing	2,280	2.6
Total expenses	57,401	65.3
Net Income	$ 30,479	34.7

See Notes to Financial Statements

ECONOMY SECURITIES, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2020

| | Common Stock | | Paid-in | Retained Earnings | |
	Shares	Amount	Capital	(Deficit)	Total
Balances, December 31, 2019	700	$ 70,000	$ 35,000	$ (8,297)	$ 96,703
Net Income	-	-	-	30,479	30,479
Distributions	-	-	-	-	-
Balances, December 31, 2020	700	$ 70,000	$ 35,000	$ 22,182	$ 127,182

See Notes to Financial Statements

ECONOMY SECURITIES, INCORPORATED

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from clearing organization and others	$	80,962
Interest received		77
Cash paid to suppliers and employees		(92,240)
Net cash used by operating activities		(11,201)
CASH FLOWS FROM INVESTING ACTIVITIES		
Deposit with clearing organization		(13)
Net Decrease in Cash		(11,214)
Beginning Cash		111,064
Ending Cash	$	99,850
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED		
BY OPERATING ACTIVITIES		
Net Income	$	30,479
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Increase in receivable from broker-dealers and clearing organization		(6,841)
Increase in other assets		(1,885)
Decrease in accounts payable		(32,954)
Net cash used by operating activities	$	(11,201)
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash Paid During the Year for:		
Interest	$	-
Income Taxes	$	-

See Notes to Financial Statements

NOTE 1
NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations:

Economy Securities, Incorporated (the Company) operates as a fully-disclosed introducing broker in trading and investment securities. The Company's customer base is primarily individual investors located in Indiana, Illinois and Kentucky. The Company is a wholly owned subsidiary of Economy Acquisition Corp.

A summary of the Company's significant accounting policies follows:

Use of estimates:

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash:

For purposes of the statement of cash flows, the Company considers all cash on hand, bank checking accounts, and money market accounts to be cash.

Allowance for doubtful accounts:

The receivable from broker-dealers and clearing organization consists of fees and commissions due from broker-dealers and Hilltop Securities, Inc. (Clearing Organization) and is considered fully collectible by management. Therefore, no allowance for doubtful accounts has been provided.

NOTE 1 (Continued)
NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:

Commissions are recorded on a settlement-date basis. There were no significant transactions at December 31, 2020 that would require reconciliation with trade-date basis accounting.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 to which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Company's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize the revenue when the performance obligation is met

Income taxes:

The Company is a qualified subchapter S subsidiary and is not treated as a separate corporation for income tax purposes. The Company's assets, liabilities and income are treated as assets, liabilities, and income of its parent company, which has elected to be classified as an S corporation for income tax purposes. Therefore, no provision or liability of income taxes has been recorded in the accompanying financial statements.

The Company is subject to potential examination by U.S. Federal and state taxing authorities. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions. Management believes the Company is no longer subject to tax examinations for years prior to 2017. The Company has evaluated its tax positions for all open tax years and management believes all tax positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the year ended December 31, 2020. If assessed, the Company classifies any interest and penalties recognized with a tax position as other expenses in the statement of income.

NOTE 2
CASH DEPOSIT WITH CLEARING ORGANIZATION

The Company had an interest-bearing deposit of $20,261 with the Clearing Organization at December 31, 2020.

NOTE 3
COMMON STOCK

The authorized capital of the Company consisted of 10,000 shares of no par value common stock and 700 shares were issued and outstanding at a stated value of $100 per share at December 31, 2020.

NOTE 4
RELATED PARTY TRANSACTIONS

The Company pays its share of employee compensation, taxes, and benefits and occupancy costs to Weinzapfel Wealth Advisors, Inc., a related entity under common control. Employee compensation, taxes, benefits, and occupancy costs paid totaled $37,000 for the year ended December 31, 2020.

NOTE 5
NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (Commission) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $119,303, which was $114,303 in excess of its required net capital of $5,000 at December 31, 2020. In addition, the Company's net capital ratio was 0.047 to 1 at December 31, 2020.

NOTE 6
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2020 the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statement has been prepared.

NOTE 7
COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at December 31, 2020. They concluded that there were no commitment or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 8
SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through the date which the report of the independent registered accounting firm on the financial statements which is the date they were available to be issued. Subsequent to year end, but before the issuance of these financial statements, the Company was in the process of discontinuing all operations and anticipates the close of the company to be completed within calendar year 2021.

SUPPLEMENTARY INFORMATION

ECONOMY SECURITIES, INCORPORATED

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

NET CAPITAL		
Stockholder's equity qualified for net capital	$	127,182
Total nonallowable assets:		
FINRA CRD Deposit		(1,935)
Non-allowable receivables		(2,484)
Prepaid expenses		(3,460)
Total nonallowable assets		(7,879)
Net capital	$	119,303
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable	$	5,600
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	373
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	114,303
Excess net capital at 1000%	$	118,743
Ratio of aggregate indebtedness to net capital		0.047 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)		
Net capital as reported in Company's Part II (unaudited) FOCUS Report	$	119,303
Net capital per above computation	$	119,303

There are no material differences between the above computation and the computation included in the the most recently filed Part IIA FOCUS Report.

ECONOMY SECURITIES, INCORPORATED

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2020

Broker-dealer is exempt from Rule 15c3-3 under the provisions of 15c3-3 (k)(2)(ii) and Non-Covered Provision.

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PERSUANT TO RULE 15c3-3 DECEMBER 31, 2020

Broker-dealer is exempt from Rule 15c3-3 under the provisions of 15c3-3 (k)(2)(ii) and Non-Covered Provision.

Economy Securities, Incorporated   *Serving Investors since 1981*

D/B/A Weinzapfel Wealth Management Group   *812-474-1016*
1301 Mortensen Lane
Evansville, Indiana 47715   Member FINRA, SIPC

EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2020

Economy Securities, Incorporated, is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-S (d)(4). To the best of its knowledge and belief, Economy Securities, Incorporated. states the following:

1. Economy Securities, Incorporated claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the provision of 17 C.F.R. § 240. 15c3-3 (k){2}{ii) for our revenue from our clearing-broker for the year ended December 31, 2020.

   Economy Securities, Incorporated also has no possession or control obligations under SEA Rule 15c3 - 3(b) or reserve deposit obligations under SEA Rule 15c3 - 3(e) for our direct revenue not covered under the above provision, as this revenue is limited to purchases and sales of mutual funds and annuity contracts, and during the most recent fiscal year. Economy Securities, Incorporated (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customer, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) {2} of Rule 15c2-4; {2} did not carry accounts of or for customers; and {3} did not carry PAB accounts (as defined in Rule 15c3 - 3). (Non-Covered Firm Provision).

2. Economy Securities, Incorporated has met the identified above exemption provisions in 17 C.F.R. § 240. 15c3-3 throughout the most recent fiscal year ended December 31, 2020 without exception.

Economy Securities, Inc.



Larry G. Weinzapfel, President
February 1, 2021

THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Economy Securities, Incorporated

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) Economy Securities, Incorporated, identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3:(2)(ii) and Non-Covered Firm Provision, and (2) Economy Securities, Incorporated stated that Economy Securities, Incorporated met the identified exemption provisions mentioned throughout the past fiscal year ended December 31, 2020 without exception. Economy Securities, Incorporated's management is responsible for compliance with the exception provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and as a Non-Covered Firm of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
February 25, 2021

